
06016042

Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

August 8, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2007

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117



July 25, 2006

Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2007 (Consolidated)

Name of Listed Company: Arisawa Manufacturing Co., Ltd.

(URL http://www.arisawa.co.jp) (Code No. 5208, Tokyo Stock Exchange, 1st Section)

Contact:

Representative:	Title:	President and Chief Executive Officer	
	Name:	Sanji Arisawa	
Person in Charge:	Title:	Director and Managing Operating Officer	(TEL: 025-524-7101)
	Name:	Tetsuro Iizuka	

1. Matters related to Preparation of Quarterly Financial Information
   1) Adoption of simplified method of accounting: Yes

      Treatment of corporate income tax, etc., by simplified method on the basis of statutory effective tax rate.
   2) Changes in accounting method in the recent consolidated accounting period: No
   3) Changes in the scope of application of consolidation and equity method: No
2. Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2007 (From April 1, 2006 to June 30, 2006)
   (1) Progress of Business Results (Consolidated)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
First Quarter of the Fiscal Year ending March 31, 2007	11,734	15.0	869	Δ12.2	1,085	Δ19.5	614	Δ33.5
First Quarter of the Fiscal Year ending March 31, 2006	10,208	Δ30.5	990	Δ61.7	1,348	Δ55.0	924	Δ50.0
(Reference) Period ending March 31, 2006	44,759		3,828		5,320		3,892	

	Quarterly (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
First Quarter of the Fiscal Year ending March 31, 2007	17.31	17.22
First Quarter of the Fiscal Year ending March 31, 2006	25.39	25.31
(Reference) Fiscal Year ending March 31, 2006	108.06	107.82

(Note) 1. Indication by percentage of sales amount, operating profit shows the increase or decrease rate from the First Quarter in the previous period.

2. Average number of shares during the period (consolidated):
   First quarter of the Fiscal Year ending March 31, 2007: 35,475,399 shares
   First quarter of the Fiscal Year ending March 31, 2006: 36,402,706 shares

[Qualitative Information, etc., on the Progress of Business Results (Consolidated)]

As regards the business of the Company for the first quarter, net sales increased mainly in the field of electronic materials. Severe conditions continued, however, because of an increase in manufacturing costs due to soaring prices for raw materials, and a decrease in selling prices due to tougher competition.

As a result, net sales were ¥11,734 million (increase of 15.0% over the same quarter of the previous year), operating profit was ¥869 million (decrease of 12.2% over the same quarter of the previous year), ordinary profit was ¥1,085 million (decrease of 19.5% over the same quarter of the previous year) and net profit in the first quarter was ¥614 million (decrease of 33.5% over the same quarter of the previous year).

(2) Changes in Financial Status (Consolidated)

(Note) Amount is indicated by rounding down less than one million yen.

	Total Assets	Net Assets	Net Worth Ratio	Net Assets per Share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
First Quarter of the Fiscal Year ending March 31, 2007	57,540	42,273	73.5	1,191.07
First Quarter of the Fiscal Year ending March 31, 2006	55,841	40,491	72.5	1,111.46
(Reference) Fiscal Year ending March 31, 2006	56,385	42,927	76.1	1,209.94

(Note) Number of outstanding shares at the end of period (consolidated):
First quarter of the Fiscal Year ending March 31, 2007: 35,492,447 shares
First quarter of the Fiscal Year ending March 31, 2006: 36,431,037 shares

[Status of Consolidated Cash Flows]

(Note) Amount is indicated by rounding down less than one million yen.

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
First Quarter of the Fiscal Year ending March 31, 2007	1,766	Δ392	Δ896	5,785
First Quarter of the Fiscal Year ending March 31, 2006	671	885	Δ1,722	5,881
(Reference) Fiscal Year ending March 31, 2006	4,470	Δ1,097	Δ4,122	5,308

[Qualitative Information, etc., of Changes in Financial Status (Consolidated)]

Total assets increased by ¥1,155 million as compared to the end of the previous consolidated accounting period.

As for major increases and decreases, for current assets, notes and accounts receivable increased by ¥595 million due to an increase in net sales. In fixed assets, investment securities decreased by ¥336 million.

As for current liabilities, notes and accounts payable increased by ¥1,101 million due to an increase in purchase liabilities incidental to the increase in net sales.

Net assets decreased by ¥653 million due to a decrease in earned surplus, etc.

(Consolidated Cash Flows)

Cash flow from operating activities

Cash inflow was ¥1,766 million, an increase of ¥1,094 million over the same quarter of the previous year due to an increase in net sales and a decrease in payment of corporate income tax.

Cash flow from investment activities

Cash outflow was ¥392 million due to acquisition of tangible fixed assets of ¥390 million.

Cash flow from financial activities

Cash outflow was ¥896 million due to payment of dividends, etc.

[Reference] Expected Consolidated Results of the Fiscal Year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Interim period	23,900	2,800	1,900
Full-year	49,800	5,800	4,030

(Reference) Expected current net profit per share (full-year) 113 yen 55 sen

[Qualitative Information, etc., of Forecast of Business Results (Consolidated)]

Business performance in the first quarter has generally progressed as previously planned and there is no change in the business results forecast as announced on April 26, 2006.

* As the above forecast was prepared on the basis of information available up to the date of announcement of this information, expected figures may differ from actual results depending on various uncertain factors in the future.

1. Quarterly Consolidated (Condensed) Balance Sheet

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (First Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)		%		%		%		%
I. Current Assets								
1. Cash and deposits	7,045,404		6,601,587		443,816		6,568,685	
2. Notes and accounts receivable	10,733,182		10,045,386		687,796		10,138,086	
3. Inventories	8,238,925		8,344,777		Δ105,852		7,700,263	
4. Deferred taxable assets	278,539		564,748		Δ286,208		278,068	
5. Others	883,901		823,723		60,178		990,257	
Allowance for doubtful accounts	Δ45,429		Δ17,926		Δ27,502		Δ50,732	
Total Current Assets	27,134,525	47.1	26,362,296	47.2	772,228	2.9	25,624,628	45.4
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings and structures	7,414,650		7,289,985		124,665		7,474,180	
(2) Machinery, equipment and delivery equipment	6,728,854		7,672,805		Δ943,950		6,868,911	
(3) Land	1,551,385		1,549,772		1,612		1,549,772	
(4) Others	1,145,288		1,971,225		Δ825,937		1,015,539	
Total Tangible Fixed Assets	16,840,178	29.3	18,483,789	33.1	Δ1,643,610	Δ8.9	16,908,404	30.0
2. Intangible fixed assets	153,716	0.3	118,209	0.2	35,506	30.0	96,511	0.2
3. Investments and other assets								
(1) Investment securities	13,010,056		10,217,351		2,792,705		13,346,493	
(2) Deferred taxable assets	50,676		103,652		Δ52,975		49,802	
(3) Others	533,248		580,156		Δ46,908		526,919	
Allowance for doubtful accounts	Δ181,673		Δ24,218		Δ157,454		Δ167,294	
Total Investments and Other Assets	13,412,308	23.3	10,876,942	19.5	2,535,366	23.3	13,755,921	24.4
Total Fixed Assets	30,406,203	52.9	29,478,941	52.8	927,262	3.1	30,760,837	54.6
Total Assets	57,540,729	100.0	55,841,238	100.0	1,699,490	3.0	56,385,465	100.0

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (First Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%		%
I. Current Liabilities								
1. Notes and accounts payable	11,017,105		10,425,720		591,385		9,915,961	
2. Short-term borrowings	192,500		196,000		Δ3,500		194,000	
3. Accrued income tax, etc.	454,092		560,105		Δ106,012		821,716	
4. Allowance for bonuses	1,275,013		1,332,824		Δ57,810		787,797	
5. Others	1,925,428		2,459,187		Δ533,758		1,255,931	
Total Current Liabilities	14,864,140	25.8	14,973,837	26.8	Δ109,696	Δ0.7	12,975,406	23.0
II. Fixed Liabilities								
1. Long-term borrowings	—		2,500		Δ2,500		—	
2. Deferred taxable liabilities	264,308		209,930		54,377		344,905	
3. Reserve for severance payment	37,958		36,567		1,390		37,598	
5. Consolidated adjustment account	—		2,943		Δ2,943		—	
6. Others	100,478		123,988		Δ23,510		100,061	
Total Fixed Liabilities	402,744	0.7	375,930	0.7	26,814	7.1	482,565	0.9
Total Liabilities	15,266,885	26.5	15,349,767	27.5	Δ82,882	Δ0.5	13,457,971	23.9
(Shareholders' Equity)								
I. Capital	—	—	7,061,457	12.6	—	—	7,101,486	12.5
II. Capital Surplus	—	—	6,173,488	11.1	—	—	6,213,517	11.0
III. Earned Surplus	—	—	26,761,977	47.9	—	—	30,882,205	54.8
IV. Other Securities Valuation Differences	—	—	621,315	1.1	—	—	1,076,085	1.9
V. Exchange rate adjusting accounts	—	—	18,273	0.0	—	—	98,336	0.2
VI. Treasury Stock	—	—	Δ145,041	Δ0.2	—	—	Δ2,444,136	Δ4.3
Total Shareholders' Equity	—	—	40,491,470	72.5	—	—	42,927,494	76.1
Total Liabilities and Shareholders' Equity	—	—	55,841,238	100.0	—	—	56,385,465	100.0

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (First Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Net Assets)		%		%		%		%
I. Shareholders' Equity								
1. Capital	7,117,251	12.4	—	—	—	—	—	—
2. Capital surplus	6,229,282	10.8	—	—	—	—	—	—
3. Earned surplus	30,317,418	52.7	—	—	—	—	—	—
4. Treasury stock	Δ2,445,631	Δ4.3	—	—	—	—	—	—
Total shareholders' equity	41,218,320	71.6	—	—	—	—	—	—
II. Valuation and Translation Difference, etc.								
1. Other revaluation balance of securities	956,513	1.7	—	—	—	—	—	—
2. Exchange rate adjusting accounts	99,009	0.2	—	—	—	—	—	—
Total valuation and translation difference, etc.	1,055,523	1.9	—	—	—	—	—	—
Total Net Assets	42,273,843	73.5	—	—	—	—	—	—
Total Liabilities and Net Assets	57,540,729	100.0	—	—	—	—	—	—

2. Quarterly Consolidated (Condensed) Income Statement

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (First Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
I. Sales	11,734,789	100.0	10,208,051	100.0	1,526,738	15.0	44,759,600	100.0
II. Sales Cost	9,992,611	85.2	8,310,839	81.4	1,681,772	20.2	37,433,192	83.6
Gross profit on sales	1,742,177	14.8	1,897,212	18.6	Δ155,034	Δ8.2	7,326,408	16.4
III. Selling and General Administration Expenses	872,262	7.4	906,496	8.9	Δ34,233	Δ3.8	3,498,185	7.8
Operating Profit	869,914	7.4	990,715	9.7	Δ120,800	Δ12.2	3,828,222	8.6
IV. Non-operating Revenue	256,202	2.2	394,650	3.9	Δ138,447	Δ35.1	1,869,736	4.2
V. Non-operating Expenses	41,113	0.4	37,203	0.4	3,910	10.5	377,045	0.9
Ordinary Profit	1,085,003	9.2	1,348,162	13.2	Δ263,158	Δ19.5	5,320,913	11.9
VI. Extraordinary Profit	7,814	0.1	189,109	1.9	Δ181,294	Δ95.9	699,869	1.6
VII. Extraordinary Losses	121	0.0	15,947	0.2	Δ15,825	Δ99.2	656,078	1.5
Quarterly (current) net profit before taxes, etc.	1,092,696	9.3	1,521,324	14.9	Δ428,628	Δ28.2	5,364,705	12.0
Corporate income tax, etc.	478,509	4.1	597,159	5.8	Δ118,649	Δ19.9	1,472,115	3.3
Quarterly (current) net profit	614,187	5.2	924,165	9.1	Δ309,978	Δ33.5	3,892,589	8.7

3. Statement of Quarterly Consolidated Shareholders' Equity Fluctuation

Current First Quarter (From April 1, 2006 to June 30, 2006)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the consolidated accounting period in the first quarter					
Issue of new shares	15,764	15,764			31,529
Dividend of earned surplus			Δ1,170,580		Δ1,170,580
Officer bonus from profit appropriation			Δ8,393		Δ8,393
Net profit in the first quarter			614,187		614,187
Acquisition of treasury stock				Δ1,494	Δ1,494
Fluctuating amount of items other than shareholders' equity during the consolidated accounting period in the first quarter (net amount)					
Total fluctuating amount during the consolidated accounting period in the first quarter	15,764	15,764	Δ564,786	Δ1,494	Δ534,751
Balance as of June 30, 2006	7,117,251	6,229,282	30,317,418	Δ2,445,631	41,218,320

	Valuation and translation difference, etc.			Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.	
Balance as of March 31, 2006	1,076,085	98,336	1,174,422	42,927,494
Fluctuating amount during the consolidated accounting period in the first quarter				
Issue of new shares				31,529
Dividend of earned surplus				Δ1,170,580
Officer bonus from profit appropriation				Δ8,393
Net profit in the first quarter				614,187
Acquisition of treasury stock				Δ1,494
Fluctuating amount of items other than shareholders' equity during the consolidated accounting period in the first quarter (net amount)	Δ119,572	673	Δ118,898	Δ118,898
Total fluctuating amount during the consolidated accounting period in the first quarter	Δ119,572	673	Δ118,898	Δ653,650
Balance as of June 30, 2006	956,513	99,009	1,055,523	42,273,843

4. Quarterly Consolidated Surplus Statement

Previous First Quarter (From April 1, 2005 to June 30, 2005)

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2006)		(Reference) Fiscal Year ending March 31, 2006	
	Amount		Amount	
(Capital surplus)				
I. Balance at the beginning of period		6,135,250		6,135,250
II. Increase in Capital Surplus				
1. Issuance of new shares due to capital increase	38,238	38,238	78,267	78,267
III. Balance at the end of the quarter (end of period)		6,173,488		6,213,517
(Earned surplus)				
I. Balance at the beginning of period		27,798,452		27,798,452
II. Increase in Earned Surplus				
1. Quarterly (current) net profit	924,165		3,892,589	
2. Increase amount in connection with changes in the ratio of interests in the companies to which the equity method applies	—		1,327,868	
3. Increase amount in connection with the decrease in the number of consolidated subsidiaries	—	924,165	9,984	5,230,443
III. Decrease in Earned Surplus				
1. Dividends	1,952,178		1,952,178	
2. Director's bonuses	8,462		8,462	
3. Decrease amount due to merger with a non-consolidated subsidiary	—	1,960,640	186,049	2,146,690
IV. Balance at the end of the quarter (end of period)		26,761,977		30,882,205

5. Quarterly Consolidated (Condensed) Cash Flow Statement

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (First Quarter of the Fiscal Year ending March 31, 2007)	Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2006)	(Reference) Fiscal Year ending March 31, 2006
	Amount	Amount	Amount
I. Cash flow from operation activities			
Quarterly (current) net profit before taxes, etc.	1,092,696	1,521,324	5,364,705
Depreciation costs	586,782	653,473	2,771,557
Loss on impairment	—	5,604	5,604
Amortization of consolidated account adjustment	—	Δ267	—
Investment profit by equity method	Δ166,670	Δ237,553	Δ1,298,262
Profit on sale of investment securities	—	Δ59,252	Δ570,300
Loss on sale of investment securities, etc.	—	—	36,275
Profit on sale of fixed assets	Δ3,867	—	Δ2,023
Loss on sale of fixed assets	51	—	442
Expenses for shares issued	359	1,155	2,713
Loss on retirement of tangible fixed assets	70	2,471	337,602
Valuation loss on investment securities, etc.	—	—	167,680
Loss on arrangement of subsidiaries	—	—	22,368
Exchange profit (loss)	10,771	Δ25,126	Δ59,656
Bad debt loss	—	—	13,062
Increase (decrease) in allowance for bonuses	487,216	283,499	Δ263,373
Increase in reserve for retirement benefits	359	343	1,374
Increase (decrease) in allowance for doubtful accounts	9,075	Δ615	206,926
Interest and dividends received	Δ18,984	Δ21,938	Δ83,983
Interest paid	297	273	2,146
(Increase) decrease in sales receivables	Δ595,027	2,366,168	2,259,656
(Increase) decrease in inventories	Δ538,662	Δ1,049,769	Δ405,255
Increase (decrease) in purchase liabilities	1,101,144	Δ852,138	Δ1,361,897
Increase (decrease) in accrued consumption tax, etc.	107,098	Δ267,025	Δ324,827
(Increase) decrease in other assets	33,850	Δ38,964	Δ289,559
Increase (decrease) in other liabilities	122,395	Δ65,550	Δ223,773
Bonuses to officers paid	Δ8,393	Δ8,462	Δ8,462
Other	Δ4,375	—	—
Subtotal	2,216,186	2,207,651	6,300,741
Interest and dividends received	356,152	223,420	401,648
Interest paid	Δ295	Δ272	Δ2,142
Corporate income tax, etc., paid	Δ805,556	Δ1,758,803	Δ2,229,647
Cash flow from operation activities	1,766,488	671,995	4,470,600

Item	Current Quarter (First Quarter of the Fiscal Year ending March 31, 2007) Amount	Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2006) Amount	(Reference) Fiscal Year ending March 31, 2006 Amount
II. Cash flow from investment activities			
Expenditure for placement in term deposits	Δ2,000,000	—	Δ2,950,000
Revenue from refund of term deposits	2,000,000	1,900,000	4,309,996
Expenditure for acquisition of tangible fixed assets	Δ390,593	Δ940,282	Δ2,578,913
Revenue from sale of tangible fixed assets	16,774	—	8,674
Expenditure for acquisition of intangible fixed assets	Δ22,830	—	Δ5,781
Expenditure for acquisition of investment securities	Δ34,951	Δ233,207	Δ1,181,204
Revenue from sale of investment securities	1,182	151,859	1,132,635
Expenditure for lending	—	Δ108,380	Δ184,509
Revenue from collection of loans	37,965	117,141	349,280
Others	105	Δ1,929	2,015
Cash flow from investment activities	Δ392,348	885,202	Δ1,097,805
III. Cash flow from financing activities			
Expenditure for repayment of long-term borrowings	Δ1,500	Δ1,500	Δ6,000
Proceeds from stocks issued	31,170	75,321	153,820
Expenditure for acquisition of treasury stock	Δ1,494	Δ22,785	Δ2,321,881
Dividends paid	Δ924,794	Δ1,773,986	Δ1,948,891
Cash flow from financing activities	Δ896,618	Δ1,722,950	Δ4,122,951
IV. Conversion difference in cash and cash equivalents	Δ802	11,094	15,155
V. Increase (decrease) in cash and cash equivalents	476,719	Δ154,658	Δ735,001
VI. Balance of cash and cash equivalents at the beginning of year	5,308,645	6,036,210	6,036,210
VII. Increased amount of cash and cash equivalents in connection with merger	—	—	7,437
VIII. Balance of cash and cash equivalent as of the end of the quarter (end of period)	5,785,365	5,881,551	5,308,645



July 25, 2006

Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2007 (Individual)

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
(URL http://www.arisawa.co.jp) (Code No. 5208, Tokyo Stock Exchange, 1st Section)

Contact:

Representative:	Title:	President and Chief Executive Officer	
	Name:	Sanji Arisawa	
Person in Charge:	Title:	Director and Managing Operating Officer	(TEL: 025-524-7101)
	Name:	Tetsuro Iizuka	

1. Matters related to Preparation of Financial Information of the First Quarter
   1) Adoption of simplified method of accounting: Yes
      Treatment of corporate tax, etc., by simplified method on the basis of statutory effective tax rate.
   2) Changes in accounting method in the recent accounting period: No
2. Summary of Financial and Business Results in First Quarter of the Fiscal Year ending March 31, 2007 (From April 1, 2006 to June 30, 2006)
   (1) Progress of Business Results (Individual)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
First Quarter of the Fiscal Year ending March 31, 2007	11,011	17.2	628	Δ21.0	1,125	Δ7.5	735	Δ15.4
First Quarter of the Fiscal Year ending March 31, 2006	9,394	Δ32.2	795	Δ66.4	1,216	Δ54.0	869	Δ45.0
(Reference) Period ending March 31, 2006	41,696		2,982		3,676		2,419	

	Quarterly (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
First Quarter of the Fiscal Year ending March 31, 2007	20.73	20.62
First Quarter of the Fiscal Year ending March 31, 2006	23.87	23.80
(Reference) Fiscal Year ending March 31, 2006	67.31	67.17

(Note) 1. Indication by percentage of sales amount, operating profit shows the increase or decrease rate from the First Quarter in the previous period.

2. Average number of shares during the period:
   First quarter of the Fiscal Year ending March 31, 2007: 35,475,399 shares
   First quarter of the Fiscal Year ending March 31, 2006: 36,402,706 shares

(Reference) Sales Amount by Segment

	First Quarter of the Fiscal Year ending March 31, 2006		First Quarter of the Fiscal Year ending March 31, 2007		Year on Year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	5,756	61.3%	7,092	64.4%	23.2%
Display materials	2,195	23.4%	1,957	17.8%	Δ10.8%
Electric insulation materials	691	7.3%	800	7.3%	15.8%
Industrial-use structural materials	625	6.6%	817	7.4%	30.7%
Related goods	127	1.4%	345	3.1%	171.7%
Total	9,394	100.0%	11,011	100.0%	17.2%

(2) Changes in Financial Status (Individual)

(Note) Amount is indicated by rounding down less than one million yen.

	Total Assets	Net Assets	Net Worth Ratio	Net Assets per Share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
First Quarter of the Fiscal Year ending March 31, 2007	47,058	32,847	69.8	925.47
First Quarter of the Fiscal Year ending March 31, 2006	48,073	33,773	70.2	927.07
(Reference) Fiscal Year ending March 31, 2006	45,884	33,370	72.7	940.76

(Note) Number of outstanding shares at the end of period:
First quarter of the Fiscal Year ending March 31, 2007: 35,492,447 shares
First quarter of the Fiscal Year ending March 31, 2006: 36,431,037 shares

[Reference] Expected Individual Results of the Fiscal Year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Interim period	22,500	2,330	1,580
Full-year	47,000	4,380	2,810

(Reference) Expected current net profit per share (interim period) 79 yen 17 sen

[Qualitative Information, etc., of Forecast of Business Results]

Business performance in the first quarter has generally progressed as previously planned and there is no change in the business results forecast as announced on April 26, 2006.

* As the above forecast was prepared on the basis of information available up to the date of announcement of this information, expected figures may differ from actual results depending on various uncertain factors in the future.

1. Quarterly (Condensed) Balance Sheet

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (First Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)		%		%		%		%
I. Current Assets								
1. Cash and deposits	5,826,354		5,594,373		231,980		5,449,609	
2. Notes receivable	1,819,366		1,146,323		673,043		1,509,606	
3. Accounts receivable	7,948,642		7,889,278		59,364		7,728,694	
4. Inventories	7,142,955		7,022,173		120,782		6,578,097	
5. Deferred taxable assets	182,192		470,895		Δ288,703		182,192	
6. Others	1,148,989		1,439,685		Δ290,695		1,215,992	
Allowance for doubtful accounts	Δ43,841		Δ10,520		Δ33,321		Δ49,346	
Total Current Assets	24,024,660	51.1	23,552,210	49.0	472,450	2.0	22,614,846	49.3
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings	6,668,462		6,609,641		58,820		6,736,070	
(2) Machinery and Equipment	6,525,463		7,443,522		Δ918,058		6,667,486	
(3) Land	1,391,077		1,389,464		1,612		1,389,464	
(4) Construction in progress	897,011		1,686,478		Δ789,466		758,743	
(5) Others	703,309		660,067		43,242		694,199	
Total tangible fixed assets	16,185,323		17,789,174		Δ1,603,850		16,245,964	
2. Intangible fixed assets	149,945		113,814		36,130		92,583	
3. Investments and other assets								
(1) Investment securities	2,934,360		2,536,176		398,184		3,098,885	
(2) Stocks of affiliated companies	3,219,463		3,121,830		97,633		3,219,463	
(3) Others	728,104		972,942		Δ244,837		781,910	
Allowance for doubtful accounts	Δ182,861		Δ12,805		Δ170,055		Δ168,716	
Total investments and other assets	6,699,067		6,618,142		80,924		6,931,542	
Total Fixed Assets	23,034,336	48.9	24,521,132	51.0	Δ1,486,795	Δ6.1	23,270,091	50.7
Total Assets	47,058,997	100.0	48,073,342	100.0	Δ1,014,344	Δ2.1	45,884,937	100.0

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (First Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%		%
I. Current Liabilities								
1. Notes payable	5,712,711		4,780,223		932,488		5,271,614	
2. Accounts payable	4,719,666		4,988,285		Δ268,618		4,127,286	
3. Short-term borrowings	190,000		190,000		—		190,000	
4. Accrued income tax and others	367,610		492,696		Δ125,085		662,472	
5. Equipment notes payable	509,206		948,505		Δ439,299		433,223	
6. Allowance for bonuses	1,019,218		1,113,799		Δ94,581		618,181	
7. Others	1,330,242		1,454,387		Δ124,145		767,795	
Total Current Liabilities	13,848,655	29.4	13,967,897	29.1	Δ119,241	Δ0.9	12,070,573	26.3
II. Fixed Liabilities								
1. Deferred taxable liabilities	264,308		209,520		54,787		344,905	
2. Others	98,978		121,988		Δ23,010		98,561	
Total Fixed Liabilities	363,286	0.8	331,509	0.7	31,777	9.6	443,466	1.0
Total Liabilities	14,211,942	30.2	14,299,406	29.8	Δ87,464	Δ0.6	12,514,040	27.3
(Shareholders' Equity)								
I. Capital	—	—	7,061,457	14.7	—	—	7,101,486	15.5
II. Capital Surplus								
1. Capital reserve	—		6,173,488		—		6,213,517	
Total capital surplus	—	—	6,173,488	12.8	—	—	6,213,517	13.5
III. Earned Surplus								
1. Earned surplus reserve	—		748,262		—		748,262	
2. Voluntary reserve	—		16,351,790		—		16,351,790	
3. Quarterly (current) unappropriated retained earnings	—		2,962,058		—		4,326,507	
Total Earned Surplus	—	—	20,062,111	41.7	—	—	21,426,561	46.7
IV. Other Securities Valuation Differences	—	—	621,919	1.3	—	—	1,073,469	2.3
V. Treasury Stock	—	—	Δ145,041	Δ0.3	—	—	Δ2,444,136	Δ5.3
Total Shareholders' Equity	—	—	33,773,935	70.2	—	—	33,370,897	72.7
Total Liabilities and Shareholders' Equity	—	—	48,073,342	100.0	—	—	45,884,937	100.0

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (First Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
(Net Assets)								
I. Shareholders' Equity								
1. Capital	7,117,251	15.1	—	—	—	—	—	—
2. Capital surplus								
(1) Capital reserve	6,229,282		—		—		—	
Total capital surplus	6,229,282	13.3	—	—	—	—	—	—
3. Earned surplus								
(1) Earned surplus reserve	748,262		—		—		—	
(2) Other earned surplus								
Reserve for dividends	171,600		—		—		—	
Reserve for advanced depreciation of fixed assets	59,989		—		—		—	
Reserve for special depreciation	2,489		—		—		—	
Contingent reserve	18,130,000		—		—		—	
Earned surplus carried forward	1,879,045		—		—		—	
Total Earned Surplus	20,991,386	44.6	—	—	—	—	—	—
4. Treasury stock	Δ2,445,631	Δ5.2	—	—	—	—	—	—
Total shareholders' equity	31,892,288	67.8	—	—	—	—	—	—
II. Valuation and Translation Difference, etc.								
1. Other securities valuation differences	954,766		—	—	—	—	—	—
Total valuation and translation difference, etc.	954,766	2.0	—	—	—	—	—	—
Total Net Assets	32,847,055	69.8	—	—	—	—	—	—
Total Liabilities and Net Assets	47,058,997	100.0	—	—	—	—	—	—

2. Quarterly (Condensed) Income Statement

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (First Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (First Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
I. Sales	11,011,804	100.0	9,394,371	100.0	1,617,433	17.2	41,696,008	100.0
II. Sales Cost	9,532,344	86.6	7,768,026	82.7	1,764,317	22.7	35,422,091	84.9
Gross profit on sales	1,479,459	13.4	1,626,344	17.3	Δ146,884	Δ9.0	6,273,916	15.1
III. Selling and General Administration Expenses	850,896	7.7	830,710	8.8	20,186	2.4	3,291,141	7.9
Operating profit	628,563	5.7	795,633	8.5	Δ167,070	Δ21.0	2,982,775	7.2
IV. Non-operating Revenue	575,359	5.2	501,856	5.3	73,503	14.6	1,220,275	2.9
V. Non-operating Expense	78,687	0.7	81,136	0.9	Δ2,448	Δ3.0	526,079	1.3
Ordinary profit	1,125,234	10.2	1,216,354	12.9	Δ91,119	Δ7.5	3,676,972	8.8
VI. Extraordinary Profit	3,866	0.0	189,109	2.0	Δ185,242	Δ98.0	700,360	1.7
VII. Extraordinary Losses	121	0.0	8,076	0.1	Δ7,954	Δ98.5	807,286	1.9
Quarterly (current) net profit before taxes, etc.	1,128,979	10.2	1,397,386	14.8	Δ268,407	Δ19.2	3,570,046	8.6
Corporate income tax, etc.	393,573	3.5	528,333	5.6	Δ134,760	Δ25.5	1,150,494	2.8
Quarterly (current) net profit	735,405	6.7	869,053	9.2	Δ133,647	Δ15.4	2,419,552	5.8
Profit carried forward from the previous term	—		2,093,005		—		2,093,005	
Assumed amount of unappropriated losses on merger	—		—		—		Δ186,049	
Quarterly (current) unappropriated retained earnings	—		2,962,058		—		4,326,507	

3. Statement of Quarterly Shareholders' Equity Fluctuation

Current First Quarter (From April 1, 2006 to June 30, 2006)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity							
		Capital surplus		Earned surplus				
					Other earned surplus			
	Capital	Capital reserve	Total capital surplus	Earned surplus reserve	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special depreciation
Balance as of March 31, 2006	7,101,486	6,213,517	6,213,517	748,262	171,600	4,608	41,166	4,415
Fluctuating amount during the accounting period in the first quarter								
Issue of new shares	15,764	15,764	15,764					
Accumulation of reserve for advanced depreciation of fixed assets						62,859		
Reversal of reserve for advanced depreciation of fixed assets						Δ7,479		
Reversal of reserve for special account of advanced depreciation of fixed assets							Δ41,166	
Reversal of reserve for special depreciation								Δ1,925
Total fluctuating amount during the accounting period in the first quarter	15,764	15,764	15,764	—	—	55,380	Δ41,166	Δ1,925
Balance as of June 30, 2006	7,117,251	6,229,282	6,229,282	748,262	171,600	59,989	—	2,489

	Shareholders' Equity					Valuation and Translation Differences, etc.		Total net assets
	Earned surplus							
	Other earned surplus							
	Contingent reserve	Earned surplus carried forward	Total earned surplus	Treasury stock	Total shareholders' equity	Other securities valuation difference	Total valuation and translation difference, etc.	
Balance as of March 31, 2006	16,130,000	4,326,507	21,426,561	Δ2,444,136	32,297,427	1,073,469	1,073,469	33,370,897
Fluctuating amount during the accounting period in the first quarter								
Issue of new shares					31,529			31,529
Accumulation of reserve for advanced depreciation of fixed assets		Δ62,859	—		—			—
Reversal of reserve for advanced depreciation of fixed assets		7,479	—		—			—
Reversal of reserve for special account of advanced depreciation of fixed assets		41,166	—		—			—
Reversal of reserve for special depreciation		1,925	—		—			—
Accumulation of contingent reserve	2,000,000	Δ2,000,000	—		—			—
Dividend of surplus		Δ1,170,580	Δ1,170,580		Δ1,170,580			Δ1,170,580
Net profit for the first quarter		735,405	735,405		735,405			735,405
Acquisition of treasury stocks				Δ1,494	Δ1,494			Δ1,494
Fluctuating amount of items other than shareholders' equity during the accounting period in the first quarter (net amount)						Δ118,703	Δ118,703	Δ118,703
Total fluctuating amount during the accounting period in the first quarter	2,000,000	Δ2,447,462	Δ435,174	Δ1,494	Δ405,139	Δ118,703	Δ118,703	Δ523,842
Balance as of June 30, 2006	18,130,000	1,879,045	20,991,386	Δ2,445,631	31,892,288	954,766	954,766	32,847,055